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                                                                    EXHIBIT 8.1





                                                     February 13, 1996



The Detroit Edison Company
2000 Second Avenue
Detroit, Michigan 48226

Ladies and Gentlemen:

        We have acted as special United States tax counsel to The Detroit Edison Company (the "Company") in connection with the preparation and filing of the prospectus supplement dated February 8, 1996 (the "Prospectus Supplement") to the prospectus dated April 22, 1994, in respect of an offering of $185,000,000 aggregate principal amount of 7-5/8% Quarterly Income Debt Securities ("QUIDS") to be offered by the Company. In that connection, we have given the opinion contained in the section entitled "Certain United States Federal Income Tax Consequences" in the Prospectus Supplement.

        We hereby confirm that the statements referenced in this letter under the caption entitled "Certain United States Federal Income Tax Consequences" in the Prospectus Supplement, insofar as they purport to constitute summaries of matters of United States federal tax law and regulations or legal conclusions with respect thereto, constitute accurate summaries of the matters described therein in all material respects.

        We are members of the Bar of the State of New York, and we do not express any opinion herein concerning any law other than the federal law of the United States.


                                          Very truly yours,


                                          SIMPSON THACHER & BARTLETT